SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ADDITIONAL INFORMATION ON THE BR DISTRIBUIDORA AUCTION

(Rio de Janeiro, January 22, 2003). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company and PETROBRAS DISTRIBUIDORA S.A. (“BR Distribuidora”), wish to inform the market in general that based on their current share price and the terms and conditions of the “Notice of a Public Offering for the Acquisition of Shares in Exchange for the Delisting of Petrobras Distribuidora S.A.” (“Notice”), published on December 30, 2002, the implementation of the Efficacy Condition (definition of which is established in the Notice) is to take place next Tuesday, January 28, 2003, and the Auction to which the Notice (“Auction”) refers, on January 29, 2003.

Under these circumstances, we wish to alert BR Distribuidora’s shareholders wishing to sell their shares issued by BR Distribuidora (” Subject Shares”) at the Auction or merely informing their agreement to the delisting of BR Distribuidora, as well as those shareholders dissenting from the delisting of BR Distribuidora, that for these purposes, they must, by January 28, 2003 at 6:00 p.m., nominate a brokerage house of their own choice to represent them at the Auction (“Brokerage House”).

Additionally, in the light of the São Paulo Stock Exchange – BOVESPA’s procedures for holding the Auction, the shareholders that wish to sell their Subject Shares at the Auction must comply with the requirements for negotiating the shares pursuant BOVESPA’s operational regulations by 12:00 p.m. on January 29, 2003. Special note should be made of procedures for the blocking of the Shares under Consideration to which the shareholders have title in accordance with item 2.5.3.1 of the Notice. Shareholders wishing to take part in the Auction should therefore be aware that they may not negotiate their common and/or preferred shares in BR Distribuidora as from January 24, 2003.

Independently of the contents of this Announcement, pursuant to the terms and for the purposes of item 3.1.1 of the Notice, Petrobras will immediately announce the implementation of the Efficacy Condition to the market via the appropriate page in the CVM’s (Brazilian Securities and Exchange Commission) website and Bovespa’s Daily Information Bulletin (Boletim Diário de Informaç&otidle;es – BDI) and on the Auction Date through the publication of the announcement of a material fact in the newspapers “Valor Econômico”, “Gazeta Mercantil”, “Jornal do Commércio” and the Diário Oficial do Estado do Rio de Janeiro.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.